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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of foreign issuer pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For	PRESS RELEASE ISSUED ON NOVEMBER 21, 2002

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

Documents index

1.
Press Release issued on November 21, 2002 (#23/02)

November 21, 2002	23/02
For immediate release	Page 1 of 2

QUEBECOR WORLD SIGNS CDN$240 MILLION
LONG-TERM AGREEMENT WITH ROGERS PUBLISHING

Montréal, Canada — Quebecor World Inc. (NYSE; TSX: IQW) is pleased to announce it has signed a CDN$240 million new long-term agreement with Rogers Publishing. Under the terms of the agreement Quebecor World will print 100% of Rogers Publishing's magazines. Rogers is Canada's largest magazine publisher with 67 titles.

"We are very pleased to be building on our long-standing partnership with Rogers and we are proud they have the confidence in Quebecor World to make us their single source supplier for all their magazine titles," said Charles G. Cavell, President and CEO, Quebecor World Inc. "This is just one more example of Quebecor World's successful strategy of partnering with the leading players in all our business segments."

Rogers is a leading publisher of magazines in several categories including news, business, trade and women's publications. Some of Rogers better known titles include Chatelaine, Flare, Today's Parent, Macleans, L'actualité, Canadian Business and MoneySense.

"Quebecor World has consistently provided Rogers with the service, quality and flexibility we require to deliver the best product to our readers," said Brian Segal, President and CEO, Rogers Publishing. "Our relationship with Quebecor World goes back many years and this new long-term agreement between two industry leaders guarantees it will continue for many years to come."

This new long-term contract forms a base that will allow both companies to investigate and develop new ways in which they can create new market strengths and new efficiencies that will advantage both partners.

For immediate release	Page 2 of 2

The majority of the titles will be printed at Quebecor World's facilities in Aurora and Richmond Hill, Ontario. These facilities together represent the largest magazine/catalog platform in the Canadian marketplace.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: November 21, 2002

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD SIGNS CDN$240 MILLION LONG-TERM AGREEMENT WITH ROGERS PUBLISHING
SIGNATURES